GULF ONSHORE, INC.
4310 Wiley Post Road
Suite 201
Addison, TX 75001

August 17, 2008

Martin James, Sr. Asst. Chief Accountant
Division of Corporate Finance (Mail Stop 6010)
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:  Gulf Onshore, Inc. [File No. 001-28911]

Dear Mr. James:

This letter responds to your July 18, 2008, letter to Jeffrey Joyce concerning Gulf Onshore, Inc.’s Form 10-KSB for the period ended December 31, 2007, and Form 10-QSB for the period ended March 31, 2008.

I am the recently appointed Chief Financial Officer for Gulf Onshore, Inc., and previously, provided accounting services to the Company as a consultant beginning in 2007.

We have amended these filings consistent with the comments in your letter to include the requested disclosures and certifications regarding management’s assessment of the adequacy of the Company’s internal control over financial reporting, and its officers’ conclusions regarding disclosure controls and procedures.

We are a small company that changed board management and members in late 2007 with the purpose of growing the company.  The Company purchased some oil and gas leases in late 2007 and recently acquired (second quarter of 2008) an operating company as disclosed in an 8-K filed on June 6, 2008.  During this time period Mr. Joyce was directly involved in identifying new properties, developing existing properties, as well as handling the administration and financial responsibilities.

In consideration of the Company’s limited number of directors and employees, there is little or no segregation of duties.  This creates a situation where our internal controls are deficient based on an evaluation on criteria set forth in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In our amended filings we include this

Martin James
August 12, 2008
Pg. 2

disclosure (Item 8A in Form 10-KSB/A for the period ended December 31, 2007 and Item 3 in Form 10-Q/A for the period ended March 31, 2008).

Our internal controls are fairly straightforward:  All of our revenues are from oil and gas sales to a single purchaser; all of the money is deposited into a single account; and all of the expenses are then paid from that account.  Our oil and gas sales revenues tie-back to statements filed by our purchaser with the Texas Railroad Commission. The Company has strict expense reimbursement policies for our employees and contractors, and we carefully review each bill from third-party vendors.  Regarding these third-party vendors, Mr. Joyce and Earl Moore, our recently appointed Chief Executive Officer, spend much of their time on our leases and are directly involved in the order process as well.  We also carefully reconcile revenues and expenditures monthly in reviewing our bank records.

I am advised that these procedures were followed consistently during Q4 2007, and that portion of 2008, prior to my appointment.

As requested by your letter, I state the following:  I do not believe that the Company’s failure to provide the necessary assessment in any way impacted the accuracy of our financial presentations and thus indicated a deficiency in our disclosure controls and procedures.  Because our management team is small we have the benefit of hands-on involvement in each financial transaction and in recording them.

Thank you for your consideration.  Do not hesitate to contact me if you have any questions.

Sincerely, /s/ Mark Smith, Mark Smith, CFO

cc:           Earl Moore, CEO
Jeffrey Joyce, President
Turner, Stone & Company, L.L.P.